UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

QuidelOrtho Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

219798105

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 219798105	13D	Page 2 of 14 pages

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,766,022
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,766,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,766,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.6%
14	Type of Reporting Person CO

CUSIP No. 219798105	13D	Page 3 of 14 pages

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,766,022
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,766,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,766,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 219798105	13D	Page 4 of 14 pages

1	Names of Reporting Persons Carlyle Holdings II L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,766,022
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,766,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,766,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 219798105	13D	Page 5 of 14 pages

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,766,022
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,766,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,766,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 219798105	13D	Page 6 of 14 pages

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,766,022
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,766,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,766,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.6%
14	Type of Reporting Person PN

CUSIP No. 219798105	13D	Page 7 of 14 pages

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,766,022
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,766,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,766,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.6%
14	Type of Reporting Person PN

CUSIP No. 219798105	13D	Page 8 of 14 pages

1	Names of Reporting Persons TC Group VI Cayman, L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,766,022
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,766,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,766,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 219798105	13D	Page 9 of 14 pages

1	Names of Reporting Persons TC Group VI Cayman, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,766,022
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,766,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,766,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.6%
14	Type of Reporting Person PN

CUSIP No. 219798105	13D	Page 10 of 14 pages

1	Names of Reporting Persons Carlyle Partners VI Cayman Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,766,022
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,766,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,766,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.6%
14	Type of Reporting Person PN

CUSIP No. 219798105	13D	Page 11 of 14 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on June 6, 2022 (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of QuidelOrtho Corporation, a Delaware corporation (the “Issuer”), whose principal executive office is located at 9975 Summers Ridge Road, San Diego, California 92121. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

CUSIP No. 219798105	13D	Page 12 of 14 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 66,971,816 shares of Common Stock outstanding as of May 1, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on May 9, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
The Carlyle Group Inc.	11,766,022	17.6%	0	11,766,022	0	11,766,022
Carlyle Holdings II GP L.L.C.	11,766,022	17.6%	0	11,766,022	0	11,766,022
Carlyle Holdings II L.L.C.	11,766,022	17.6%	0	11,766,022	0	11,766,022
CG Subsidiary Holdings L.L.C.	11,766,022	17.6%	0	11,766,022	0	11,766,022
TC Group Cayman Investment Holdings, L.P.	11,766,022	17.6%	0	11,766,022	0	11,766,022
TC Group Cayman Investment Holdings Sub L.P.	11,766,022	17.6%	0	11,766,022	0	11,766,022
TC Group VI Cayman, L.L.C.	11,766,022	17.6%	0	11,766,022	0	11,766,022
TC Group VI Cayman, L.P.	11,766,022	17.6%	0	11,766,022	0	11,766,022
Carlyle Partners VI Cayman Holdings, L.P.	11,766,022	17.6%	0	11,766,022	0	11,766,022

Reflects shares of Common Stock held of record by Carlyle Partners VI Cayman Holdings, L.P. The Carlyle Group Inc., a publicly traded company listed on Nasdaq, is the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole member of TC Group VI Cayman, L.L.C., which is the general partner of TC Group VI Cayman, L.P., which is the general partner of Carlyle Partners VI Cayman Holdings, L.P. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Carlyle Partners VI Cayman Holdings, L.P., but each disclaims beneficial ownership of such securities.

CUSIP No. 219798105	13D	Page 13 of 14 pages

(c) From June 12, 2024 through June 24, 2024, pursuant to the 10b5-1 Plan, Carlyle Partners VI Cayman Holdings, L.P. disposed of 694,161 shares of Common Stock in a series of open-market transactions. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share, are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Date	Shares Disposed Of	Price Range	Weighted Average Price Per Share
June 12, 2024	18,344	$39.80 to $39.99	$39.9154
June 12, 2024	44,950	$40.00 to $40.9991	$40.3379
June 12, 2024	969	$41.00 to $41.18	$41.1490
June 13, 2024	11,956	$36.70 to $36.9995	$36.8927
June 13, 2024	99,264	$37.00 to $37.9999	$37.5186
June 13, 2024	26,314	$38.00 to $38.99	$38.1905
June 13, 2024	6,700	$39.00 to $39.54	$39.2402
June 14, 2024	22,287	$35.4809 to $35.9999	$35.8208
June 14, 2024	104,663	$36.00 to $36.9957	$36.2618
June 14, 2024	1,031	$37.0004 to $37.1756	$37.0858
June 17, 2024	51,468	$35.485 to $35.9999	$35.8156
June 17, 2024	48,174	$36.00 to $36.485	$36.1773
June 18, 2024	31,730	$35.52 to $35.9987	$35.7402
June 18, 2024	16,811	$36.00 to $36.88	$36.3791
June 20, 2024	49,593	$34.2892 to $34.9995	$34.8158
June 20, 2024	17,614	$35.00 to $35.26	$35.0856
June 21, 2024	23,222	$34.71 to $34.9985	$34.9078
June 21, 2024	45,358	$35.00 to $35.4065	$35.1464
June 24, 2024	19,516	$33.86 to $33.9917	$33.9402
June 24, 2024	44,401	$34.00 to $34.9998	$34.3512
June 24, 2024	9,796	$35.00 to $35.33	$35.0925

(d) None.

(e) Not applicable.

CUSIP No. 219798105	13D	Page 14 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2024

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Carlyle Holdings II GP L.L.C.

By:	The Carlyle Group Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Carlyle Holdings II L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC Group Cayman Investment Holdings, L.P.

By:	CG Subsidiary Holdings L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC Group Cayman Investment Holdings Sub L.P.

By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	CG Subsidiary Holdings L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC Group VI Cayman, L.L.C.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Vice President

TC Group VI Cayman, L.P.

By:	TC Group VI Cayman, L.L.C., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Vice President

Carlyle Partners VI Cayman Holdings, L.P.

By:	TC Group VI Cayman, L.P., its general partner
By:	TC Group VI Cayman, L.L.C., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Vice President